Exhibit T3.E8

Credivalores proactively presented the plan to complete the exchange of its bonds maturing in 2025 at the United States Court in the Southern District of
New York.

●	The entity had announced the restructuring plan of its bonds maturing in 2025, for new Senior Guaranteed Bonds maturing in 2029.

●	This process in the New York court responds to the intention to proactively restructure its bond issued in the American market.

●	Credivalores will continue with the normal course of its operations and the process will not modify its other obligations.

Bogotá D.C, May 16, 2024 Credivalores –leading non-banking financial institution in Latin America, announced that, in line with the information shared in recent days, in relation to the restructuring plan for its bonds maturing in 2025, for new Senior Guaranteed Bonds maturing in 2029, it presented the previously agreed procedure of restructuring its American bonds through the Chapter 11 mechanism before the United States Court in the Southern District of New York, with the sole purpose of completing the successful exchange offer.

This process is carried out, thanks to the agreement reached with the majority of its bondholders, which will reduce approximately 25% of the face value of the bond equivalent to a saving of US$55 million, extend the maturity of the bond to 2029, and reduce the coupon of American bonds in the first years with step-ups over the course of its tenure, which will strengthen the financial structure of Credivalores and contribute to its long-term financial sustainability to continue its social commitment to providing access to financial solutions to the less privileged party of the population.

This Chapter 11 procedure will be applied only to the restructuring of its American bonds and has no impact on the company's other financial obligations, its suppliers or other operations.

“We remain steadfast in our commitment to our business, our employees, our customers and all other stakeholders who have trusted us and helped shape who we are today. We are confident that we will continue to provide value to all our stakeholders and that our company will continue to drive growth and capture market opportunities,” said Jaime Buriticá Leal, General Manager of Credivalores.

More information:

Nathalie Valencia Barrera

ir@credivalores.com

Líder de Relación con Inversionistas

Fernando Cuéllar Rivera

fernandocuellar@dattis.com

3008003052